UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              RADVIEW SOFTWARE LTD.
                       -----------------------------------
                                (NAME OF ISSUER)

                       Ordinary Shares, par value NIS 0.01
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   M81867 10 9
                       -----------------------------------
                                 (CUSIP NUMBER)

                       -----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                   ------------------------
CUSIP NO. M81867 10 9                 13G                  PAGE 2 OF 5 PAGES
---------------------                                   ------------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)
     TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        19,343,200 ORDINARY SHARES *
 NUMBER OF         -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
 REPORTING              19,343,200 ORDINARY SHARES *
PERSON WITH        -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,343,200 ORDINARY SHARES
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)            [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.62% **
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

* The number includes 11,494,800 shares plus warrants to purchase 7,848,400 shares.

** Based on 158,571,330 Outstanding Shares as of August 1, 2007, as contained in a proxy statement filed August 27, 2007 (the Issuer's most recently available filing with the Securities and Exchange Commission), and including warrants held by Tamir Fishman Provident and Education Funds Ltd. to purchase 7,848,400 shares.


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


Introductory Note: This amended Schedule 13G is being filed with respect to the purchase of 211,800 Ordinary Shares of RadView Software Ltd. in 2007 following the initial Schedule 13G filing, and with respect to the purchase of 71,000 Ordinary Shares of RadView Software Ltd. in 2008 through the date of this report.

ITEM 1. (a) Name of Issuer:

     RadView Software Ltd.

     (b)  Address of Issuer's Principal Executive Offices:

     14 Hamelacha Street, Park Afek, Rosh Haayin 48091, Israel.

ITEM 2. (a) Name of Person Filing:

     Tamir Fishman Provident and Education Funds Ltd.

     (b)  Address of Principal Business Office:

     21 Ha'arbaa St' Tel Aviv Israel

     (c)  Citizenship:

     Israel

     (d)  Title of Class of Securities:

     Ordinary Shares, par value NIS 0.01 per share

     (e)  CUSIP Number: M81867 10 9

ITEM 3. Not applicable.

ITEM 4. Ownership:

     (a)  Amount Beneficially Owned:

     19,343,200 Ordinary Shares.

     The number includes 11,494,800 shares plus warrants to purchase 7,848,400 shares.

     Shares and warrants are registered in the names of the following investments funds:

Name of the fund                                     Shares           Warrants
-------------------------------------------        ----------        ----------
Tamir Fishman Severance Pay Fund - General            580,000           406,000
-------------------------------------------        ----------        ----------
Tamir Fishman Education Fund - General              4,095,000         2,838,500
-------------------------------------------        ----------        ----------
Tamir Fishman Provident Fund - General              5,059,800         3,402,000
-------------------------------------------        ----------        ----------
Tamir Fishman Severance Pay Fund - Value            1,222,000           855,400
-------------------------------------------        ----------        ----------
Tamir Fishman Education Fund - Shares                 203,000           119,000
-------------------------------------------        ----------        ----------
Tamir Fishman Provident Fund - Shares                 325,000           227,500
-------------------------------------------        ----------        ----------
Tamir Fishman Provident and Savings Fund               10,000                 0
-------------------------------------------        ----------        ----------
Total                                              11,494,800         7,848,400
-------------------------------------------        ----------        ----------


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


     (b)  Percent of Class:

     11.62% (based on 158,571,330 Outstanding Shares as of August 1, 2007, as contained in a proxy statement filed August 27, 2007 (the Issuer's most recently available filing with the Securities and Exchange Commission), and including warrants held by Tamir Fishman Provident and Education Funds Ltd. to purchase 7,848,400 shares.)

     (c)  Number of Shares as to which such person has:

          (i)   Sole Power to vote or to direct the vote: 19,343,200 Ordinary
                Shares

          (ii)  Shared Power to vote or to direct the vote: 0

          (iii) Sole Power to dispose or to direct the disposition of:
                19,343,200 Ordinary Shares

          (iv)  Shared Power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class:

     N/A

ITEM 6. Ownership of More than Five Percent on Behalf of Another:

     N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

ITEM 8. Identification and Classification of Members of the Group:

     N/A

ITEM 9. Notice of Dissolution of Group:

     N/A

ITEM 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAMIR FISHMAN PROVIDENT AND EDUCATION FUNDS LTD.


By: /s/ Ira Friedman                                  July 16, 2008
--------------------
Ira Friedman
CEO

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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